GHOST FLOWER, INC.

TERM SHEET FOR OFFERING OF SERIES A PREFERRED STOCK

June 5, 2020

THIS TERM SHEET (the "***Term Sheet***") sets forth the principal terms for the issuance by **GHOST FLOWER INC.,** a Texas corporation (the "***Company***"), of Series A Preferred Stock to the "Investors" identified below (the "***Investors***").

This Term Sheet is a non-binding expression of the terms and conditions for the Company's issuance of Series Seed-2 Preferred Shares to the Investors, and is not intended and shall not be construed as an offer to sell such Series Seed Shares or a solicitation of offers to purchase such Series Seed Shares.

SUMMARY OF TERMS FOR SERIES SEED-2 PREFERRED STOCK OFFERING

	GHOST FLOWER INC., a Texas corporation.
Investor:	Investors who satisfy the qualification requirements for exemption of this Offering under Regulation CF and who complete and execute the paperwork for investment required by WeFunder ("***Investor***").
Security:	Series Seed-2 Preferred Stock ("***Series Seed-2 Shares***").
Maximum Amount of Financing:	$400,000
Minimum Amount of Subscription per Investor:	An investment is subject to such minimum investment per Investor as is established by the Company from time to time and described on the website of WeFunder on which the offering of Shares is described.
Minimum Aggregate Amount for First Closing:	$50,000
Pre-Money Valuation:	$1,500,000
Original Purchase Price Per Share:	$0.6994 per Series Seed-2A Share (such price, the "***Original Purchase Price***").
Discounted Shares	Series Seed-2B Shares issued at a 10% discount, resulting in a price of $0.6295 per share, will be offered for the first $100,000 of investment funds received. If an investor's funds are part of the first $100,000 of investment funds received, then that investor will receive the discounted Series Seed-2B Shares for its entire investment even if that causes the aggregate amount of funds raised from the issuance of discounted shares to exceed that $100,000 limit.
Optional Conversion:	The Series Seed-2 Shares shall be convertible into Common Stock at any time at the option of the holder thereof, initially based upon a 1:1 ratio, subject to adjustment (i) upon capital adjustments (*e.g.*, forward or reverse stock splits, stock dividends, *etc.*), and (ii) under the anti-dilution protection formula below).

Anti-dilution Protection:	In the event of any dilutive equity issuance at a price below the Original Purchase Price of the Series Seed-2 Shares, the conversion price of the Series Seed-2 Shares will be adjusted based upon a broad-based, weighted-average, anti-dilution protection. The anti-dilution provisions will be subject to customary exceptions, including for issuances to employees, directors, and consultants, upon conversion of convertible securities, in acquisitions, strategic alliances, to customers, as dividends, and in other transactions that the Board may approve.
Mandatory Conversion:	All outstanding Series Seed-2 Shares shall be automatically converted into Common Stock (initially on a 1:1 basis, subject to adjustments as described above): (a) in the event of an underwritten public offering of Common Stock with an aggregate offering size of at least $35.0 million at a price per Share that is not less than five times (5x) the Original Purchase Price of the Series A Shares (a "***Qualified IPO***"); or (b) upon the vote of the holders of at least a majority of the outstanding Series Seed Preferred and Series Seed-2 Preferred shares, voting together as a single class on an as-converted basis.
Limitations on Distributions:	No dividends or other distributions may be paid on or with respect to Common Stock (other than a *pro rata* dividend payable only in shares of Common Stock) unless a dividend or distribution in a like-amount per Share is paid to the holders of the outstanding Series Seed and Series A Shares based upon the number of shares of Common Stock into which the Series Seed and Series A Shares are then convertible.
Liquidation Preference:	In the event of any liquidation, dissolution or winding up of the Company (a "***Liquidation***"), assets legally available for distribution to the holders of outstanding Shares shall be distributed as follows: (i) First, in preference to the holders of the Common Stock, there shall be paid to the holders of the issued and outstanding shares of Series Seed Shares and Series Seed-2 Shares an amount equal to the sum of (A) the Original Purchase Price thereof (i.e., $0.366667 per share for the Series Seed Shares and $0.6994 per share for the Series Seed-2 Shares), *plus* (B) all accrued and unpaid dividends on such shares (such sum, as applicable, the "***Series Seed Liquidation Preference"*** and the ***"Series Seed-2 Liquidation Preference***" (together, the "***Liquidation Preference***"). If the amount lawfully available for distribution to the holders of Series Seed Shares and the holders of Series Seed-2 Shares is insufficient to pay the entire Series Seed Liquidation Preference and the entire Series Seed-2 Liquidation Preference due to the holders of such shares, then the amount lawfully available for distribution shall be distributed to the holders of Series Seed Shares and Series Seed-2 Shares in proportion to the Liquidation Preference due to the holder of each such share. (ii) After payment in full of the Series Seed Liquidation Preference and the Series Series Seed-2 Liquidation Preference, any remaining assets shall be paid to the holders of the issued and outstanding shares of Common Stock. A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "***Deemed Liquidation Event***"), thereby triggering payment of the liquidation preferences described above.

For the avoidance of doubt, the Series Seed Preferred Stock and the Series Seed-2 Preferred Stock are non-participating shares, and upon any Liquidation or Deemed Liquidation, each holder of Series Seed Shares and each holder of Series Seed-2 Shares must elect either (i) to receive only the Series Seed Liquidation Preference or Preferred Series Seed-2 Liquidation Preference, as applicable, or (ii) to convert such holder's Series Seed Shares or Series Seed-2 Shares, as applicable, into Common Stock and receive only the amount per share distributable to the holders of Common Stock.

Series A Protective Provisions:

Prior to conversion of all Series Seed-2 Shares into Common Stock, the Company shall not engage in any of the following without first obtaining the prior written consent of holders of at least a majority of the then-outstanding Series Seed-2 Shares:

(1) Alter, change or amend the preferences, privileges, or rights of the Series Seed-2 Shares, or increasing the number of authorized Series Seed-2 Shares.

(2) Create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series Seed-2 Shares.

(3) Redeem, or purchase any security (or securities convertible or exchangeable into, or exercisable for, a Company equity interest), except pursuant to agreements providing for repurchase of such shares upon termination of employment or other service engagements.

Option Plan:

The Company sponsors a 2019 Equity Incentive Plan and has set aside thereunder 700,000 shares of Common Stock, of which 600,000 shares have been issued as restricted stock, an option for 40,000 shares has been granted, and 60,000 shares remain reserved and available for future grant under the Plan.

Voting; Custodian; Lead Investor:

On all matters presented to Stockholders for a vote, the voting power associated with the Series Seed 2 Shares will be exercised XX Investments LLC, an SEC-registered transfer agent that also acts as a custodian on behalf of the Series Seed-2 Shares ("***Custodian***"). The Custodian exercises all voting power of the Series Seed-2 Shares and signs any documents on behalf of the holders of Sereis Seed-2 Shares, following the direction of the Company-appointed Lead Investor.

The Custodian will be entitled to a number of votes equal to the number of shares of Common Stock issuable upon conversion of such Series Seed-2 Shares. The holders of the Common Stock and the holders of the Series Seed Preferred Stock and the Series Seed-2 shares as represented by the Custodian shall vote together as a single class on all matters presented to the Stockholders for a vote, except (i) as otherwise required by law, and (ii) with respect to the conversion of the Series Seed Shares and Series Seed-2 Shares and the " Series Seed-2 Protective Provisions" described above.

Board of Directors:

The Board of Directors shall consist of between two (2) and five (5) members, as fixed from time to time by resolution of the Board of Directors. The initial size of the Board shall be two (2) positions, which will be filled by Bob Peebler and Susie Peebler. All members of the Board will be elected by holders of all outstanding shares of Common Stock, Series Seed Preferred Stock, and Series Seed-2 Preferred

Stock voting together as a single class on an as-converted basis.

Voting Agreement; Drag-Along:

The Company, Bob Peebler and Susie Peebler (together, the "***Founders***"), the Investors and each holder of more than 1.0% of the Company's outstanding shares will execute a Voting Agreement under which the shareholders who are parties to the Voting Agreement will agree (i) to vote in favor of the persons nominated to the Board in accordance with the description of the Board, above (see "*Board of Directors,"* above), and (ii) that holders of Preferred Stock, the Founders, and all future holders of greater than 1.0% of fully-diluted outstanding shares of Common Stock (assuming conversion of Preferred Stock and whether then held or subject to the exercise of options) will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors and the holders of a majority of all issued and outstanding as-converted shares of Common Stock, so long as (i) other than with respect to any indemnity escrow amount, the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata share of the transaction proceeds (except for losses caused by such stockholder's own fraud), and (ii) the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were proceeds to be distributed to the Company's stockholders in a Liquidation under the Company's then-current Certificate of Formation.

Preemptive Rights:

If the Company proposes to offer any shares (other than Shares offered to the public pursuant to a Qualified Public Offering, or Shares within the exclusions to the "*Anti-dilution Provisions*," above), then the Company will first offer to each holder of Series Seed Shares and the Series Seed-2 Shares who is an accredited investor under SEC Regulation D that percentage of such Shares as equals such holder's percentage of fully-diluted, as converted, outstanding shares of Common Stock, and such holders shall have a right of over-allotment if any of them do not exercise their participation rights in full. The preemptive rights accorded the Series Seed Shares and Series Seed-2 Shares shall terminate upon a Qualified IPO.

Information Rights:

The Company will provide to holders of at least 50,000 Preferred Shares: (a) quarterly updates regarding operations, within 30 days of the end of calendar quarter; and (b) Company financial information (including, but not limited to profit and loss statement, and balance sheet) within 60 days after the end of each calendar year, for the immediately preceding fiscal year. Such rights will terminate upon a Qualified IPO.

Registration Rights:

The Company will agree that if registration rights are hereafter granted to any investors, then the holders of Series Seed-2 Shares will receive registration rights that are *pari passu* with those of the holders of the most senior registration rights then granted.

Lock-up:

Investors shall agree in connection with an IPO, if requested by the managing underwriter, not to sell or transfer any shares of Common Stock of the Company for a period of up to 180 days (plus such additional period as is required in order to comply with applicable regulatory requirements) following the IPO (*provided that* all directors and officers of the Company all 1.0% stockholders agree to the same lock-up). Such lock-up agreement shall provide that any discretionary waiver or termination of the restrictions of such agreements by the Company or representatives of the underwriters shall apply to Investors, pro rata, based on the number of shares held.

Documentation:	The Series Seed-2 Shares will be purchased pursuant to (i) a definitive written purchase agreement (containing representations, warranties and covenants of the Company and customary closing conditions), (ii) an investor rights agreement, and (iii) a voting agreement.
Post-Closing Capitalization:	There is attached at **APPENDIX 1** a pro forma capitalization table for the Company as of the closing of the Series Seed-2 Offering.
Targeted First Closing Date:	June 30, 2020.

IN WITNESS WHEREOF, the undersigned has executed this Term Sheet on the date set forth below.

"COMPANY:"

GHOST FLOWER, INC., a Texas corporation

______________________________ By______________________________

Date

Name: ______________________________

Title: ______________________________

APPENDIX 1

POST-CLOSING CAPITALIZATION TABLE[1]

Stockholders	No. Shares	%
Common Stock		
Outstanding	603,050	22.20%
Equity Plan		
Granted Options	40,000	1.47%
Reserved & Available	60,000	2.21%
Preferred Stock		
Series Seed	1,441,649	53.07%
Series Seed-2	571,918	21.05%
TOTAL	**2,716,617**	**100.00%**

1 Assumes that Company raises the entire $400,000 sought in the Series Seed Offering.